Exhibit 99.1

Medigus Announces Record 2022 First Half Financial Results

Record Revenues of $34.95 million, up over 1,300% Y-o-Y

Tel Aviv, Israel— September 23, 2022 — Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today reported financial results for the six months ended June 30, 2022.

Key Highlights

●	Generated record revenues of $34.95 million in the first half of 2022, compared to $2.39 million revenues in the first half of 2021

●	Gross profit reached a record $6.19 million in the first half of 2022, up from a gross profit of $0.6 million in the first half of 2021

●	Cash and cash equivalents as of June 30, 2022 were $22.1 million

●	Shareholders’ equity improved to $53.19 million as of June 30, 2022, up from $51.43 million at December 31, 2021

“Our record first half of 2022 financial results are a direct result of our work over the past two years and clearly demonstrate the value in our approach to engage in innovative technology companies with high upside potential,” said Liron Carmel, CEO of Medigus. “As we continue to execute on our diversified business model and add value to our operating segments, we believe Medigus is in a great position to further grow shareholder value with multiple near-term catalysts.”

Recent Highlights:

●	Medigus files a motion to approve an up to $1.6 million dividend distribution

●	Jeffs’ Brands (35.27%) Ltd. announced the closing of its $15.5 million initial public offering

●	Gix Internet (42.25%) reported revenues increase of 166% year-over-year to approximately $43.4 million in the first half of 2022

H1 2022 Highlights:

●	Eventer, in which Medigus has a 46.21% ownership stake, achieved record revenues, which increased by 221% year-over-year to approximately $1.4 million in the first half of 2022. Eventer targets the high potential sports events market, and since the beginning of 2022 has entered into agreements with two teams from the Israeli Basketball Premier League and the Israeli National Basketball League and the Israel Gymnastics Federation and the Table Tennis Associations of Israel.

●	ParaZero, in which Medigus has a 40.35% ownership stake, signed a non- binding MOU to provide Autonomous Safety Systems for Bon V Heavy Lift Cargo Drones. In addition, a leading global drone manufacturer ordered customized SafeAirTM system from ParaZero and signed an agreement to develop custom safety solution for a leading global automotive manufacturer’s drone program.

●	ScoutCam, in which Medigus has a 27.02% ownership stake, completed verification & validation for miniature camera solution with a Fortune 500 customer. ScoutCam also signed a joint development agreement to equip aerial platforms of a top global defense and aviation manufacturer with in-flight monitoring solutions.

●	Polyrizon’s, PL-15 found effective against highly transmissible SARS-CoV-2 Omicron variant in cell culture assays. Medigus has a 37.03%ownership stake in Polyrizon.

●	Medigus announced details of planned spin-off and subsequent merger of its electric vehicles wireless charging business, Charging Robotics. At the beginning of 2022, Charging Robotics, owned by Medigus, and Ben-Gurion University entered the development of the next generation of wireless charging system for electric vehicles

●	Medigus’ joint venture, Revoltz (19.9% owned by Medigus through its wholly owned subsidiary, Charging Robotics Ltd.), received first order for micro mobility vehicles from a global distributor. Revoltz also launched a pilot program at a new autonomous supermarket.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include ScoutCam Inc. (OTCQB: SCTC), Parazero TechnologiesLtd, Laminera Flow Optimization Ltd. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release. For example, Medigus uses forward looking statements when describing its plans to increase its ownership in Gix and consolidate its and when describing potential activates and restructures in connection with other investments.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30	December 31
	2022	2021
	Unaudited	Audited
	USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	22,141	24,025
Pledged deposit	219	-
Trade accounts receivable	16,562	408
Other receivables and prepaid expenses	1,863	415
Inventory	1,831	1,227
Loan to an associate	-	1,265
Related party prepaid expenses	728	999
Financial assets at fair value through profit or loss	2,614	3,315
	45,958	31,654

NON-CURRENT ASSETS:
Property and equipment, net	407	77
Right-of-use assets, net	667	-
Investments accounted for using the equity method	13,407	17,240
Intangible assets	29,376	8,321
Deferred offering costs	863	836
Deferred tax asset	119	-
Financial assets at fair value through profit or loss	3,517	1,602
	48,356	28,076

TOTAL ASSETS	94,314	59,730

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30	December 31
	2022	2021
	Unaudited	Audited
	USD in thousands
Liabilities and equity
CURRENT LIABILITIES:
Trade accounts payable	10,450	702
Short term loans	9,248	816
Short term related party loan	56	111
Current portion of long-term related party payable	520	506
Lease liabilities	158	-
Warrants at fair value	854	692
Contract liability	108	108
Liability to event producers	2,385	1,556
Related parties	474	616
Accrued expenses and other current liabilities	8,924	1,532
	33,177	6,639
NON-CURRENT LIABILITIES:
Lease liabilities	536	-
Long-term loans	4,083	-
Loans from related parties	479	689
Long-term related party payable	580	711
Deferred tax liability	2,105	236
Retirement benefit obligation, net	165	22
	7,948	1,658
TOTAL LIABILITIES	41,125	8,297

SHAREHOLDERS’ EQUITY:
Share capital – ordinary shares with no par value: authorized – June 30, 2022 and December 31, 2021 – 200,000,000 shares; issued and outstanding – June 30, 2022 – 24,591,470 shares December 31, 2021 – 23,850,128 shares *	-	-
Share premium	111,322	110,562
Other capital reserves	11,401	12,619
Warrants	197	197
Accumulated deficit	(77,778)	(74,188)
Equity attributable to owners of Medigus Ltd.	45,142	49,190
Non-controlling interests	8,047	2,243
TOTAL SHAREHOLDERS’ EQUITY	53,189	51,433

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,314	59,730

*	Restated to reflect the reverse split at a ratio of 20:1 occurred on July 8, 2022 – see also note 8 to our Interim Condensed Consolidated Financial Statements (unaudited) as of June 30, 2022.

MEDIGUS LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME/LOSS AND OTHER COMPREHENSIVE INCOME/LOSS

	Six months ended		Year ended
	June 30,		December 31
	2022	2021	2021
	Unaudited		Audited
	USD in thousands
Revenues:
Products	2,343	1,934	8,933
Revenue from services	32,616	459	1,185
	34,959	2,393	10,118
Cost of revenues:
Products	1,933	1,587	4,938
Revenue from services	26,834	202	379
	28,767	1,789	5,317

Gross Profit	6,192	604	4,801
Research and development expenses	2,047	755	1,045
Sales and marketing expenses	2,112	624	1,988
General and administrative expenses	5,638	4,417	9,964
Net change in fair value of financial assets at fair value through profit or loss	813	(583)	(713)
Share of net loss of associates accounted for using the equity method	1,910	419	2,149
Amortization of excess purchase price of an associate	-	-	263
Operating loss	(6,328)	(5,028)	(9,895)

Gain upon loss of control in a subsidiary	-	(11,502)	11,465)
Gain from initial recognition of assets and liabilities upon control obtained in an associate	(2,300)	-	-
Gain from sale of investments	(68)	(2,025)	2,025)
Other income	(176)	(299)	494)
Changes in fair value of warrants issued to investors	99	474	(484)
Changes in fair value of commitment to issue shares	63	-	75
Financial loss, net	793	403	347
Profit (Loss) before taxes on income	(4,739)	7,921	4,151
Tax benefit (expense)	(9)	6	(105)
Net profit (loss) for the period	(4,748)	7,927	4,046
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method	(125)	(104)	191
Share of other comprehensive loss of currency translation of subsidiaries	(836)	-	-
Items that will not be reclassified to profit or loss
Share of other comprehensive income (loss) of associates accounted for using the equity method	-	37	(29)
Other comprehensive income (loss) for the period	(961)	(67)	162
Total comprehensive income (loss) for the period	(5,709)	7,860	4,208

Net profit (loss) for the period is attributable to:
Owners of Medigus	(3,590)	9,785	6,794
Non-controlling interest	(1,158)	(1,858)	(2,748)
	(4,748)	7,927	4,046

Total comprehensive income (loss) for the period is attributable to:
Owners of Medigus	(4,275)	9,746	6,881
Non-controlling interest	(1,434)	(1,886)	(2,673)
	(5,709)	7,860	4,208
Earning (Loss) per ordinary share attributed to Medigus ltd
Basic	(0.15)	0.02	0.01
Diluted	(0.15)	0.04	0.01
Weighted average ordinary shares outstanding (In thousands)
Basic	24,109	*22,212	*23,035
Diluted	24,109	*22,212	*23,035

*	Restated to reflect the reverse split at a ratio of 20:1 occurred effected on July 8, 2022 – see also note 8 to our Interim Condensed Consolidated Financial Statements (unaudited) as of June 30, 2022.